Exhibit 99.1

Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

Presented in United States dollars

ORLA MINING LTD.

Condensed Interim Consolidated Balance Sheets

(Unaudited – Thousands of United States dollars)

	March 31	December 31
As at	2022	2021
ASSETS
Current assets
Cash and cash equivalents	35,038	$20,516
Trade and other receivables	552	306
Value added taxes recoverable (note 6)	19,022	16,776
Inventory (note 4)	10,629	9,657
Prepaid expenses	2,736	1,090
	67,977	48,345
Restricted cash (note 5)	3,812	3,680
Value added taxes recoverable (note 6)	4,707	7,444
Equipment (note 7)	8,380	7,635
Long-term inventory (note 4)	2,135	1,299
Mineral properties and related construction (notes 8)	223,239	213,749
Exploration and evaluation properties (note 9)	82,743	82,743
TOTAL ASSETS	392,993	$364,895

LIABILITIES
Current liabilities
Trade and other payables (note 10)	6,323	$6,816
Accrued liabilities (note 11)	10,317	5,659
Newmont loan (note 13)	10,976	10,293
Fresnillo obligation (note 14)	15,000	15,000
Taxes payable	2,191	—
	44,807	37,768
Lease obligations (note 15)	1,076	1,029
Camino Rojo project loan (notes 12 and 31(a))	113,944	113,260
Fresnillo obligation (note 14)	22,800	22,800
Accrued liabilities (note 11)	189	161
Site closure provisions (note 16)	5,396	5,460
TOTAL LIABILITIES	188,212	180,478

SHAREHOLDERS' EQUITY
Share capital (note 23)	270,214	269,198
Reserves	28,809	29,306
Accumulated other comprehensive income	3,504	2,441
Accumulated deficit	(97,746)	(116,528)
TOTAL SHAREHOLDERS' EQUITY	204,781	184,417

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	392,993	$364,895

Authorized for issuance, by the Board of Directors, on May 12, 2022.

/s/ Elizabeth McGregor	/s/ Jason Simpson
Elizabeth McGregor, Director	Jason Simpson, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited – Thousands of United States dollars)

	Three months ended March 31
	2022	2021
REVENUE (note 17)	$39,405	$—

COST OF SALES
Operating costs	(9,126)	—
Royalties (note 8(a)(i))	(1,064)	—
	(10,190)	—

EARNINGS FROM MINING OPERATIONS	29,215	—

GENERAL AND ADMINISTRATIVE EXPENSES (note 18)	(2,943)	(1,808)
EXPLORATION AND EVALUATION EXPENSES (note 19)	(2,466)	(4,911)

OTHER
Depreciation (note 7)	(36)	(33)
Share based payments (note 24)	(865)	(983)
Interest and finance costs (note 20)	(325)	(315)
Foreign exchange loss	(1,366)	(2,864)
Other (note 21)	(241)	107
	(2,833)	(4,088)

INCOME (LOSS) BEFORE TAXES	20,973	(10,807)

Current income taxes	(2,191)	—

INCOME (LOSS) FOR THE PERIOD	$18,782	$(10,807)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may in future periods be reclassified to profit or loss:
Foreign currency differences arising on translation of foreign operations	1,063	(169)
TOTAL COMPREHENSIVE INCOME (LOSS)	$19,845	$(10,976)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 22)
Basic (millions)	247.8	234.0
Diluted (millions)	274.4	234.0

EARNINGS (LOSS) PER SHARE (note 22)
Basic	$0.08	$(0.05)
Diluted	$0.07	$(0.05)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – Thousands of United States dollars)

	Three months ended March 31
Cash flows provided by (used in):	2022	2021
OPERATING ACTIVITIES
Income (loss) for the period	$18,782	$(10,807)
Adjustments for items not affecting cash:
Depreciation	375	33
Share based payments (note 24)	865	983
Interest and finance costs (note 20)	325	315
Other gains and losses	22	(107)
Exploration expense paid via the issuance of common shares	—	150
Unrealized foreign exchange loss	1,013	2,974
Interest income received	168	64
Payment of cash settled RSUs	(1,723)	—
Cash provided by (used in) operating activities before changes in non-cash working capital	19,827	(6,395)
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(3,840)	(2,725)
Inventory	(1,808)	—
Trade and other payables	(412)	1,198
Accrued liabilities	4,535	3,216
Taxes payable	2,191	—
Cash provided by (used in) operating activities	20,493	(4,706)

INVESTING ACTIVITIES
Purchase of equipment	(928)	(213)
Mineral properties and related construction	(5,643)	(40,282)
Restricted cash	(40)	(987)
Value added taxes received (paid)	2,460	(7,074)
Cash used in investing activities	(4,151)	(48,556)

FINANCING ACTIVITIES
Proceeds from exercise of warrants	593	13,768
Proceeds from exercise of stock options	784	346
Transaction costs related to the Camino Rojo project loan and Fresnillo obligation	—	(124)
Interest paid (notes 12 and 14)	(3,237)	(1,644)
Lease payments	(132)	(42)
Cash provided by (used in) financing activities	(1,992)	12,304

Effects of exchange rate changes on cash	172	(15)

Net increase (decrease) in cash	14,522	(40,973)
Cash, beginning of period	20,516	72,180
CASH, END OF PERIOD	$35,038	$31,207

Supplemental cash flow information (note 26)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – Thousands of United States dollars)

	Common shares		Reserves
	Number of shares (thousands)	Amount	Share based payments reserve	Warrants reserve	Total	Accumulated Other Comprehensive Income	Retained earnings (deficit)	Total
Balance at January 1, 2021	229,286	$217,948	$8,486	$21,395	$29,881	$3,002	$(90,250)	$160,581
Shares issued for property payments	33	150	—	—	—	—	—	150
Warrants exercised	7,440	15,743	—	(1,975)	(1,975)	—	—	13,768
Options exercised	562	547	(201)	—	(201)	—	—	346
RSUs redeemed	366	404	(404)	—	(404)	—	—	—
Share based payments	—	—	983	—	983	—	—	983
Loss for the period	—	—	—	—	—	—	(10,807)	(10,807)
Other comprehensive loss	—	—	—	—	—	(169)	—	(169)
Balance at March 31, 2021	237,687	$234,792	$8,864	$19,420	$28,284	$2,833	$(101,057)	$164,852

Balance at January 1, 2022	247,600	$269,198	$10,051	$19,255	$29,306	$2,441	$(116,528)	$184,417
Warrants exercised (note 23)	295	675	—	(82)	(82)	—	—	593
Options exercised (note 24)	723	1,523	(739)	—	(739)	—	—	784
RSUs redeemed (note 24)	36	138	(138)	—	(138)	—	—	—
RSUs settled in cash (note 24)	—	(1,320)	(403)	—	(403)	—	—	(1,723)
Share based payments (note 24)	—	—	865	—	865	—	—	865
Income for the period	—	—	—	—	—	—	18,782	18,782
Other comprehensive income	—	—	—	—	—	1,063	—	1,063
Balance at March 31, 2022	248,654	$270,214	$9,636	$19,173	$28,809	$3,504	$(97,746)	$204,781

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Orla Mining Ltd. was incorporated in Alberta in 2007 and was continued into British Columbia in 2010 and subsequently into Ontario under the Business Corporations Act (Ontario) in 2014. In 2016, the Company was continued as a federal company under the Canada Business Corporations Act. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries. The registered office of the Company is located at Suite 202, 595 Howe Street, Vancouver, Canada.

The Company is engaged in the acquisition, exploration, development, and exploitation of mineral properties, and holds the Camino Rojo gold and silver mine in Zacatecas State, Mexico, and the Cerro Quema gold project in Panama.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2022, the Company was in the final stages of constructing the Camino Rojo Oxide Gold Mine ("Camino Rojo"). Subsequent to the reporting period, the Company declared commercial production at Camino Rojo, effective April 1, 2022.

Historically the Company's primary source of funding has been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions. We have successfully raised equity and debt financing in many of the past few years, in the form of private placement financings, the exercise of warrants and options, and debt. While we believe that this success will continue, our access to exploration and construction financing is always uncertain, and there can be no assurance of continued access to sources of significant equity or debt funding. We expect to fund operating costs of the Company over the next twelve months with (1) cash on hand and (2) cash generated from operations. After considering its plans to mitigate the going concern risk, management has concluded that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern for a period of twelve months from the balance sheet date.

Since the beginning of 2020, there has been a global outbreak of the novel coronavirus (“COVID-19”), which has had an impact on businesses through the restrictions put in place by the governments in the various jurisdictions where the Company conducts its activities. In common with all businesses in the jurisdictions in which we operate, our activities are restricted by government orders related to, among others, travel, business operations, and stay-at-home orders. As at March 31, 2022, and as of the date of these financial statements, mining and construction are permitted economic activities in the respective jurisdictions and the sites are operating in compliance with the country specific and Company requirements. We are monitoring the potential impacts from the pandemic on areas including equipment delivery and logistics, materials for operation, other necessities, and community and government relations. Delays to operations, permit amendments and exploration programs may occur due to COVID-19 and its variants, notwithstanding the Company having taken steps to minimize potential impacts, including additional costs related to COVID-19 safety measures.

2.	BASIS OF PREPARATION

(a)	Statement of compliance and basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 «Interim Financial Reporting» and do not include all the information required for full annual financial statements.

The preparation of these condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed interim consolidated financial statements are presented in United States dollars and include the accounts of the Company and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated upon consolidation.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

3.	SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020.

We applied the same accounting policies in these condensed interim consolidated financial statements as those applied in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, except as noted herein. In preparing these condensed interim consolidated financial statements, the significant judgements we made in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended December 31, 2021.

(a)	Change in functional currency

As a result of the continued advancement of Camino Rojo and the resulting changes in underlying transactions, events, and circumstances, we reassessed the functional currency of the Minera Camino Rojo SA de CV. We determined that the functional currency of Minera Camino Rojo SA de CV is the United States dollar. Consequently, the functional currency for this subsidiary changed from Mexican pesos to United States dollars effective January 1, 2022. This change in functional currency has been applied prospectively effective January 1, 2022.

4.	INVENTORY

	March 31, 2022	December 31, 2021
Current
Stockpiled ore	$747	$2,458
In-process inventory	7,524	6,513
Finished goods inventory	954	—
Materials and supplies	1,404	686
Inventory – current	$10,629	$9,657

Long term
Stockpiled ore	2,135	1,299
Inventory – long term	$2,135	$1,299

Long term inventory consists of stockpiled ore that is not expected to be processed within 12 months.

5.	RESTRICTED CASH

	March 31, 2022	December 31, 2021
Environmental bonds	$3,333	$3,243
Severance funds	300	297
Other	179	140
	$3,812	$3,680

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

6.	VALUE ADDED TAXES RECOVERABLE

Our Mexican entities pay value added taxes (called “IVA” in Mexico) on certain goods and services we purchase.

Value added taxes paid in Mexico are fully recoverable. However, IVA recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the timing of receipt of refunds is uncertain. The Mexican tax authorities began issuing payments on these IVA claims to the Company in November 2021.

We have used judgement in classifying the current and non-current portions of our Mexican VAT receivables. Factors considered include the regularity of payments received since receiving the first payment, communication from the Mexican tax authorities with respect to specific claims and the expected length of time for refunds in accordance with Mexico’s regulations.

Of the long term portion, approximately $3.4 million (December 31, 2021 - $3.4 million) is under dispute with the taxation authorities.

	March 31, 2022	December 31, 2021
Current portion	$19,022	$16,776
Long term portion	4,707	7,444
	$23,729	$24,220

7.	EQUIPMENT

	Buildings	Machinery and equipment	Computers and software	Other assets	Right of use assets	Total
Cost
At January 1, 2021	$—	$392	$320	$115	$338	$1,165
Additions	67	2,437	527	318	1,769	5,118
Transfers from construction	—	2,484	—	—	—	2,484
Due to changes in exchange rates	(1)	(75)	(13)	(6)	12	(83)
At December 31, 2021	$66	$5,238	$834	$427	$2,119	$8,684
Additions	17	626	255	33	189	1,120
At March 31, 2022	$83	$5,864	$1,089	$460	$2,308	$9,804

Accumulated depreciation
At January 1, 2021	$—	$235	$133	$29	$58	$455
Depreciation	6	115	86	41	352	600
Due to changes in exchange rates	—	—	(1)	—	(5)	(6)
At December 31, 2021	$6	$350	$218	$70	$405	$1,049
Depreciation	2	133	49	18	173	375
At March 31, 2022	$8	$483	$267	$88	$578	$1,424

Net book value
At December 31, 2021	$60	$4,888	$616	$357	$1,714	$7,635
At March 31, 2022	$75	$5,381	$822	$372	$1,730	$8,380

Other assets include office equipment and vehicles. Right of use assets include leases of mining equipment, vehicles and buildings.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

8.	MINERAL PROPERTIES AND RELATED CONSTRUCTION

(a)	Camino Rojo Project

The Camino Rojo Project lies 190 km NE of the city of Zacatecas, 48 km S-SW of the town of Concepcion del Oro, and 54 km S-SE of Newmont Corporation’s (“Newmont”) Peñasquito Mine.

In December 2020, we commenced construction of the oxide gold and silver mine and subsequent to the reporting period, on April 1, 2022, we declared commercial production at Camino Rojo.

(i)	Initial acquisition

In November 2017, we acquired the Camino Rojo Project, a gold and silver oxide heap leach project located in Zacatecas State, Mexico, from Goldcorp Inc. (now, Newmont Corporation). A 2% net smelter return royalty (the “Royalty”) on the sale of all metal production from the oxide material at Camino Rojo is payable.

The Company and Newmont also entered into an option agreement regarding the potential development of sulphide operations at Camino Rojo. Pursuant to the option agreement, Newmont will, subject to the applicable sulphide project meeting certain thresholds, have an option to acquire a 60% or 70% interest in the applicable sulphide project (“Sulphide Option”). The Royalty excludes revenue on the sale of metals produced from a sulphide project. However, should Newmont decide not to elect to acquire an interest in an applicable sulphide project, Newmont would be entitled to a 2% net smelter return royalty on metals produced from the sulphide material.

In common with all mining companies in Mexico, Camino Rojo is subject to a Special Mining Duty of 7.5% of taxable mining profits and an Extraordinary Mining Duty of 0.5% of revenues from precious metals. The Special Mining Duty is included in Current income tax expense, and the Extraordinary Mining Duty is included in Cost of sales.

(ii)	Layback Area

In February 2021, the Company completed a Layback Agreement with Fresnillo plc (“Fresnillo”) and certain of its subsidiaries, pursuant to which (a) the Company agreed to pay Fresnillo total cash consideration of US$62.8 million in staged payments until December 2023 (note 14) and (b) allows Orla to expand the Camino Rojo mine oxide pit onto part of Fresnillo’s mineral concession located immediately north of Orla’s property.

The following table summarizes the initial cost capitalized at closing:

Consideration comprised:
Cash paid	$25,000
Fair value of future cash consideration (note 14)	37,800
$62,800

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Development and Construction

	At historical cost
	Mineral properties	Deposits to construction vendors	Construction in progress	Other costs capitalized	Accumulated foreign exchange on translation	Carrying value
At December 31, 2021	$102,072	$1,658	$96,721	$19,456	$(6,158)	$213,749
Additions	—	—	5,643	—	—	5,643
Transfers within categories	—	(1,589)	1,589	—	—	—
Borrowing costs capitalized (note 8(c))	—	—	—	4,085	—	4,085
Change in site closure provision (note 16)	—	—	—	(238)	—	(238)
At March 31, 2022	$102,072	$69	$103,953	$23,303	$(6,158)	$223,239

(c)	Borrowing costs capitalized

	Three months ended March 31
	2022	2021
Borrowing costs – Camino Rojo project loan (note 12)	$3,612	$2,164
Borrowing costs – Fresnillo obligation (note 14)	473	208
Interest earned on borrowed funds	—	(47)
	$4,085	$2,325

9.	EXPLORATION AND EVALUATION PROPERTIES

The Company’s exploration and evaluation properties consist of the Cerro Quema Project in Panama, and the Monitor Gold Project in Nevada, United States.

	Cerro Quema	Monitor Gold	Total
Acquisition costs
At December 31, 2021 and at March 31, 2022	$82,429	$314	$82,743

(a)	Cerro Quema Project

The Cerro Quema Project is located on the Azuero Peninsula in Los Santos Province, Panama. The project is at the exploration and development stage for a proposed open pit mine with process by heap leaching. We own the mineral rights as well as the surface rights over the current mineral resource areas, proposed mine development areas, and priority drill target areas.

The original 20-year terms for the exploitation concessions expired in February and March of 2017. The Company has applied for the prescribed ten-year extension to these concessions as it is entitled to under Panamanian mineral law. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that the extension applications had been received and that exploration work could continue while the Company awaits renewal of the concessions. As of the date of these financial statements, final concession renewals have not been received and are still under review. In the absence of such renewals, construction or development activities of the Cerro Quema Project cannot proceed. However, we continue to receive ongoing drilling, water use, environmental and other permits, and have paid concession taxes, and issued the annual reports in the normal course.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

The Company published the results of a Pre-Feasibility Study on the Cerro Quema Project entitled “Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project Province of Los Santos, Panama” dated January 18, 2022.

(b)	Monitor Gold Project

The Monitor Gold Project consists of three separate option agreements consisting of 491 claims covering 3,891 hectares in Nye County, Nevada, USA.

In 2021, the payments required under the option agreements consisted of $150,000 in share issuance (issued), $60,000 in advance royalty payments (paid), and $125,000 in work commitment (completed), all of which requirements were met by the Company. In 2022, the payments required under the option agreements consist of $80,000 in advance royalty payments (paid), and $175,000 in work commitments (completed in prior years). To maintain the option agreements in good standing, minimum payments and work commitments are required each year until 2038.

10.	TRADE AND OTHER PAYABLES

	March 31, 2022	December 31, 2021
Trade payables	$3,096	$5,966
Royalties payable	1,007	113
Payroll related liabilities	963	339
Current portion of lease obligations (note 15)	419	372
Other	838	26
	$6,323	$6,816

11.	ACCRUED LIABILITIES

	March 31, 2022	December 31, 2021
Current
Accruals related to operating and construction activities	$5,514	2,045
Land and water fees	1,848	1,795
Payroll related	2,556	1,244
Current portion of site closure provisions (note 16)	90	—
Others	309	575
Accrued liabilities – current	$10,317	$5,659
Long term
Payroll related	$189	$161

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

12.	CAMINO ROJO PROJECT LOAN

In December 2019, the Company entered into a loan agreement with Trinity Capital Partners Corporation ("Trinity Capital") and certain other lenders with respect to a credit debt facility of $125 million for the development of Camino Rojo (the "Project Loan").

The Project Loan provided a total of $125 million to the Company, available in three tranches, to be used for the development of Camino Rojo, funding a portion of the Layback Agreement (note 8(a)), and normal course corporate purposes. The Company drew down $25 million in December 2019, $50 million in October 2020, and $50 million in April 2021.

The Project Loan was denominated in US dollars, and bore interest at 8.8% per annum, payable quarterly, and was secured by all the assets of Camino Rojo and the fixed assets of the Cerro Quema Project. The principal amount was due upon maturity at December 18, 2024.

Upon draw down of the first tranche, in December 2019, the Company issued 32.5 million common share purchase warrants (with an exercise price of C$3.00 per warrant and expiry date of December 18, 2026) to the lenders in connection with the closing. Including these warrants, a total of $12,039,000 was considered transaction costs and was charged against the carrying value of the Project Loan.

On December 1, 2020, we commenced capitalizing the interest on this loan to “mineral properties and related construction”. During the three months ended March, 2022, we capitalized $3.6 million (Year ended December 31, 2021 – $12.4 million) (note 8(c)).

	Loan advances	Interest and accretion	Transaction costs	Net
At December 31, 2021	$125,000	$—	$(11,740)	$113,260
Accretion during the period, capitalized (note 8(c))	—	2,764	848	3,612
Cash interest paid	—	(2,764)	—	(2,764)
Foreign exchange	—	—	(164)	(164)
At March 31, 2022	$125,000	$—	$(11,056)	$113,944

Subsequent to the reporting period, on April 28, 2022, the Company entered into a Credit Facility (note 31(a)) and used a portion of the proceeds of the Credit Facility to repay the Camino Rojo project loan in full. The remaining unamortized transaction costs (totalling approximately $10.7 million) will be expensed in the second quarter of 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

13.	NEWMONT LOAN

As part of the Company's acquisition of the Camino Rojo project from Newmont, Newmont agreed to provide interest-free loans to the Company for all the annual landholding costs on Camino Rojo from November 7, 2017, until December 31, 2019. The loans are to be repaid upon declaration of commencement of commercial production of a heap leach operation at Camino Rojo. To the date of these financial statements, approximately 219 million Mexican pesos (approximately $11.0 million) had been advanced by Newmont under this agreement. No further advances in respect of this loan are expected.

Because the loan is non-interest bearing, for accounting purposes at the date of each advance, we discounted the expected payments using a risk-adjusted discount rate and an estimated repayment date.

	Mexican pesos (thousands)	Mexican pesos (thousands)	US dollars (thousands)
	Undiscounted	Discounted
At December 31, 2021	$219,466	$211,881	$10,293
Accretion during the period	—	7,585	366
Foreign exchange	—	—	317
At March 31, 2022	$219,466	$219,466	$10,976

Subsequent to the reporting period, on May 6, 2022, we repaid this loan in full.

14.	FRESNILLO OBLIGATION

Pursuant to the terms of the Layback Agreement (note 8(a)(ii)), we agreed to pay Fresnillo total cash consideration of US$62.8 million through a staged payment schedule:

i.	US$25 million upon closing of the transaction (paid February 22, 2021);
ii.	US$15 million on December 1, 2022; and
iii.	US$22.8 million on December 1, 2023

The amounts payable bear interest at 5% per annum, payable quarterly. To March 31, 2022, we capitalized the interest on this loan to “Mineral properties and related construction”. During the three months ended March 31, 2022, we capitalized $0.5 million (three months ended March 31, 2021 – $0.2 million) (note 8(c)).

Total
At December 31, 2021	$37,800
Accretion during the period, capitalized (note 8(c))	473
Cash interest paid	(473)
At March 31, 2022	$37,800

Current	15,000
Non-current	22,800
$37,800

15.	LEASE OBLIGATIONS

The Company has lease contracts for mining equipment, vehicles and buildings. Leases of mining equipment have lease terms of five years, while vehicles and buildings generally have lease terms between three and five years.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

In July 2021, we entered into a new lease agreement for the use of mining equipment in relation to contract mining at Camino Rojo for a period of five years. The Company makes fixed payments and additional variable lease payments depending on the usage of the assets during the contract period. On commencement of the lease, the Company recognized a $0.9 million right-of-use asset and a $0.5 million lease liability. During the three months ended March 31, 2022, we made variable lease payments totalling $2.8 million (March 31, 2021 – $nil) based on the usage of the mining equipment. We have elected not to separate the lease component from the non-lease component.

(a)	Lease liabilities

	March 31, 2022	December 31, 2021
Beginning of year	$1,401	$273
Additions	187	1,769
Interest expense	13	32
Lease payments	(145)	(681)
Due to changes in exchange rates	39	8
End of period	$1,495	$1,401

Current	$419	$372
Non-current	1,076	1,029
	$1,495	$1,401

(b)	Lease expenses recognized

	Three months ended March 31
	2022	2021
Interest on lease liabilities	$13	$7
Variable lease payments not included in the measurement of lease liabilities	2,872	18
Expenses relating to short-term leases	6	28
Expenses relating to leases of low-value assets, excluding short-term leases	27	43
	$2,918	$96

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

16.	SITE CLOSURE PROVISIONS

	Camino Rojo	Cerro Quema Project	Total
At December 31, 2021	$5,117	$343	$5,460
Change in estimated cash flows resulting from current activities	(238)	—	(238)
Accretion during the period	113	—	113
Foreign exchange	151	—	151
At March 31, 2022	$5,143	$343	$5,486

Current (note 11)	$90	$—	$90
Non-current	5,053	343	5,396
	$5,143	$343	$5,486

Three months ended March 31, 2022	Camino Rojo	Cerro Quema Project
Estimated settlement dates	2029 to 2041	2023
Undiscounted risk-adjusted cash flows	$6,791	$343
Inflation rate	5.0%	—
Discount rate	8.7%	—

17.	REVENUE

Camino Rojo was under construction during the three months ended March 31, 2022. We chose to early adopt the amendments in IFRS 16 “Property, Plant, and Equipment” during the year ended December 31, 2021, pursuant to which proceeds from metal sales occurring before the mine comes in commercial production and is available for use should be recognized in profit or loss, together with the costs of producing those items. We measured the costs of producing this metal, while the mine was under construction, in accordance with IAS 2 “Inventories”.

Revenue by significant product type:

	Three months ended March 31
	2022	2021
Gold	$39,426	$—
Silver	219	—
Subtotal	39,645	—
Refining	(240)	—
	$39,405	$—

Revenue recognized during the three months ended March 31, 2022 is from one external customer.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

18.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended March 31
	2022	2021
Office and administrative	$633	$509
Professional fees	450	502
Regulatory and transfer agent	198	204
Salaries and benefits	1,662	593
	$2,943	$1,808

19.	EXPLORATION AND EVALUATION EXPENSES

	Three months ended March 31
	2022	2021
Camino Rojo Project	$1,505	$2,744
Cerro Quema Project	727	1,918
Monitor Gold Project	83	237
Other	151	12
	$2,466	$4,911

20.	INTEREST AND FINANCE COSTS

	Three months ended March 31
	2022	2021
Accretion of Newmont loan (note 13)	$366	$328
Accretion of site closure provisions (note 16)	113	—
Interest expense on leases (note 15)	13	7
Interest income	(16)	(20)
Interest received on IVA refunds	(152)	—
Other	1	—
	$325	$315

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

21.	OTHER

	Three months ended March 31
	2022	2021
Modification gains arising from changes in estimates (note 13)	$—	$220
Withholding taxes paid	(244)	—
Other	3	(113)
	$(241)	$107

22.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share has been calculated using the weighted average number of common shares outstanding for the three months ended March 31, 2022 and 2021 as follows:

(a)	Basic

	Three months ended March 31
	2022	2021
Income (loss) for the period	$18,782	$(10,807)
Weighted average number of common shares issued (thousands)	247,762	234,024
Basic earnings (loss) per share	$0.08	$(0.05)

(b)	Diluted

	Three months ended March 31
	2022	2021
Income (loss) for the period	$18,782	$(10,807)

Weighted average number of common shares issued (thousands)	247,762	234,024
Weighted average shares dilution adjustments:
Warrants	18,665	—
Options	6,214	—
RSUs	593	—
DSUs	712	—
Bonus shares	500	—
Weighted average number of ordinary shares for diluted earnings (loss) per share	274,446	234,024

Diluted earnings (loss) per share	$0.07	$(0.05)

Potential ordinary shares are not included in the calculation of diluted loss per share for the three months ended March 31, 2021 because their effect would be anti-dilutive.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

23.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

(b)	Warrants

The following summarizes information about the number of warrants outstanding during the period

Expiry date	Exercise price		December 31 2021		Exercised		Expired		March 31 2022
June 12, 2022	C$	1.65		4,742,500		(100,000)		—		4,642,500
November 7, 2022	C$	1.40		3,000,000		—		—		3,000,000
December 18, 2026	C$	3.00		32,500,000		(195,000)		—		32,305,000
Total number of warrants				40,242,500		(295,000)		—		39,947,500

Weighted average exercise price			C$	2.72	C$	2.54	C$	—	C$	2.72

Subsequent to the reporting period, the Company issued 1,930,769 common shares for proceeds of C$5,792,000 ($4,559,000) pursuant to the exercise of warrants.

24.	SHARE-BASED PAYMENTS

The Company has four different forms of share-based payments for eligible recipients – stock options, restricted share units (“RSUs”), deferred share units (“DSUs”), and bonus shares.

	Three months ended March 31
Share based payments expense	2022	2021
Stock options (note 24(a))	$399	$598
Restricted share units (note 24(b))	193	144
Deferred share units (note 24(c))	273	241
Share based payments expense	$865	$983

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(a)	Stock options

Stock options granted by the Company prior to 2022 typically had a five-year life, with one third each vesting on grant date, and one year and two years after grant date. In 2022, stock options granted by the Company have a five-year life, with one third each vesting one, two, and three years after grant date.

Stock options outstanding	Number	Weighted average exercise price
As at December 31, 2021	9,900,874	C$	1.86
Granted	924,080		5.81
Exercised	(722,500)		1.37
As at March 31, 2022	10,102,454	C$	2.26

Vested, December 31, 2021	8,704,157	C$	1.63
Vested, March 31, 2022	8,602,252	C$	1.78

The stock options granted during the three months ended March 31, 2022 had a grant date fair value of C$2,286,000 ($1,806,000) using the following weighted average assumptions:

Share price at grant date – C$5.81, expected volatility – 46%, expected life – 5 years, risk free interest rate – 2.0% and expected dividends – nil.

Subsequent to the reporting period, 1,610,000 stock options were exercised, for gross proceeds to the Company of C$2,167,000 ($1,720,000).

(b)	Restricted Share Units

Restricted Share Units (“RSU’s) awarded by the Company typically vest one-third each one, two, and three years after award date.

		Number vesting in the year
Number of RSUs outstanding:	Total	2022	2023	2024	2025
Outstanding, December 31, 2021	707,840	444,295	185,179	78,366	—
Awarded during the period	172,301	—	57,431	57,432	57,438
Vested and settled during the period	(402,430)	(402,430)	—	—	—
Outstanding, March 31, 2022	477,711	41,865	242,610	135,798	57,438

RSUs are valued based on the closing price of the Company’s common shares on the trading day immediately prior to award. Certain RSUs may be settled in cash at the option of the Company.

The Company elected to settle 365,935 RSUs in cash for $1,732,000 during the three months ended March 31, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Deferred Share Units

The Deferred Share Units (“DSUs”) awarded by the Company to directors typically vest immediately but are not settled until the end of the director’s tenure. They may be settled in cash or common shares at the option of the Company.

DSUs outstanding and vested:	Number
Outstanding, December 31, 2021	707,028
Awarded during the year to date	57,692
Outstanding, March 31, 2022	764,720

DSUs vested at March 31, 2022	764,720

DSUs are valued based on the closing price of the Company’s common shares immediately prior to award.

25.	RELATED PARTY TRANSACTIONS

The Company’s related parties include:

Related party	Nature of the relationship
Key management personnel	Key management personnel are the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.

(a)	Key Management Personnel

Compensation to key management personnel was as follows:

	Three months ended March 31
	2022	2021
Short term incentive plans
Salaries	$1,531	$431
Directors’ fees	79	45
	1,610	476
Share based payments	745	781
Total	$2,355	$1,257

(b)	Transactions

The Company had no other material transactions with related parties other than key management personnel during the three months ended March 31, 2022, and 2021.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(c)	Outstanding balances at the Reporting Date

At March 31, 2022, estimated accrued short term incentive compensation totaled $1,595,000 and was included in accrued liabilities (December 31, 2021 – $783,000).

26.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Cash and cash equivalents

Cash consists of the following:

	March 31, 2022	December 31, 2021
Bank current accounts and cash on hand	$35,038	$20,516

(b)	Non-cash investing and financing activities

The non-cash investing and financing activities of the Company, excluded from the consolidated statements of cash flows, include the following:

	Three months ended March 31
	2022	2021
Financing activities
Stock options exercised, credited to share capital with an offset to reserves	739	201
Common shares issued upon maturity of RSUs, credited to share capital with an offset to reserves	541	404
Warrants exercised, credited to share capital with an offset to reserves	82	1,975
Fresnillo obligation credited, with an offset to “mineral properties and related construction”	—	37,800

Investing activities
Initial recognition of right of use asset with an offset to lease obligation	187	302
Marketable securities adjustment included in account receivable with an offset to other gains	3	—

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

27.	SEGMENT INFORMATION

(a)	Reportable segments

The operating and reportable segments of the Company are based on the reports which are reviewed by the chief operating decision maker (“CODM”) in making strategic resource allocation decisions. These operating segments are the Mexican project, the Panamanian project, and the corporate office. The projects are each managed by a dedicated General Manager and management team. Additionally, the corporate office oversees the plans and activities of early stage exploration projects, such as the Monitor Gold Project.

During the reporting period, Camino Rojo was in construction and had generated pre-commercial production revenue since December 2021, while the Cerro Quema Project in Panama was focused on the exploration and evaluation of its mineral properties. The Company declared commercial production at Camino Rojo effective April 1, 2022.

(b)	Geographic segments

We conduct our activities in four geographic areas: Mexico, Panama, the United States, and Canada.

(i)	Income (loss) for the period by segment

	Mexico	Panama	USA	Canada	Total
Three months ended March 31, 2022
Revenue (note 17)	$39,405	$—	$—	$—	$39,405
Cost of sales	(10,190)	—	—	—	(10,190)
Earnings from mining operations	29,215	—	—	—	29,215
Exploration and evaluation expenses (note 19)	(1,505)	(727)	(83)	(151)	(2,466)
General and administrative expenses (note 18)	—	—	—	(2,943)	(2,943)
Depreciation	(1)	(3)	—	(32)	(36)
Share based payments (note 24)	(20)	(13)	—	(832)	(865)
Interest and finance costs (note 20)	(340)	—	—	15	(325)
Foreign exchange loss	(555)	—	—	(811)	(1,366)
Other (note 21)	—	—	—	(241)	(241)
Current income taxes	(2,191)	—	—	—	(2,191)
Income (loss) for the period	$24,603	$(743)	$(83)	$(4,995)	$18,782

	Mexico	Panama	USA	Canada	Total
Three months ended March 31, 2021
Exploration and evaluation expenses (note 19)	$(2,744)	$(1,918)	$(237)	$(12)	$(4,911)
General and administrative expenses (note 18)	—	—	—	(1,808)	(1,808)
Depreciation	—	(5)	—	(28)	(33)
Share based payments (note 24)	—	—	—	(983)	(983)
Interest and finance costs (note 20)	(329)	—	—	14	(315)
Foreign exchange loss	(2,578)	—	—	(286)	(2,864)
Other (note 21)	220	—	—	(113)	107
Loss for the period	$(5,431)	$(1,923)	$(237)	$(3,216)	$(10,807)

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(ii)	Assets by segment

	Mexico	Panama	USA	Canada	Total
At March 31, 2022
Equipment	$8,226	$34	$—	$120	$8,380
Mineral properties and related construction	223,239	—	—	—	223,239
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	301,121	83,466	314	8,092	392,993

	Mexico	Panama	USA	Canada	Total
At December 31, 2021
Equipment	$7,466	$37	$—	$132	$7,635
Mineral properties and related construction	213,749	—	—	—	213,749
Exploration and evaluation properties	—	82,429	314	—	82,743
Total assets	267,403	83,162	314	14,016	364,895

28.	CAPITAL MANAGEMENT

(a)	Objectives

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the exploration, evaluation, development, and exploitation of our mineral properties and to maintain a flexible capital structure.

We manage our capital structure and adjust it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the Company’s capital structure, we may issue new shares, take on additional debt or repay outstanding debt, or acquire or dispose of assets. To preserve cash, we currently do not pay regular dividends.

Our ability to carry out our long-range strategic objectives in future periods depends on our ability to generate positive cash flows from our mining operations and to raise financing from lenders, shareholders, and new investors. We regularly review and consider financing alternatives to fund the Company’s ongoing exploration and development activities until these activities can be funded from ongoing cash flow from our mining operations.

(b)	Investment policy

Our investment policy is to invest the Company’s excess cash in low-risk financial instruments such as demand deposits and savings accounts with major Canadian banks. By using this strategy, the Company preserves its cash resources and can marginally increase these resources with low risk through the yields on these investments. Our financial instruments are exposed to certain financial risks, which include currency risk, credit risk, and liquidity risk.

(c)	Project loan

At the end of 2019, we entered into a $125 million project loan (note 12) in respect of Camino Rojo pursuant to which we had drawn $125 million as of March 31, 2022 (December 31, 2021 – $125 million). The project loan requires us to maintain a minimum working capital (adjusted for certain items) of $5 million. The Company is in compliance with the minimum working capital requirement. This loan was repaid in full subsequent to the reporting period (notes 12 and 31(a)).

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

29.	FINANCIAL INSTRUMENTS

(a)	Fair value hierarchy

To provide an indication of the reliability of the inputs used in determining fair value, we classify our financial instruments into the three levels prescribed by the accounting standards.

Level 1	The fair value of financial instruments traded in active markets (such as publicly traded equity securities) is based on quoted (unadjusted) market prices as at the reporting date. The quoted market price used for financial assets held by the Company is the closing trading price on the reporting date. Such instruments are included in Level 1.

Level 2	The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, we include that instrument in Level 2.

Level 3	If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. We have no financial assets or liabilities included in Level 3 of the hierarchy.

The carrying value of cash and cash equivalents, accounts receivable, restricted cash, trade payables and accrued liabilities approximates the fair value due to the short-term nature of the instruments. The fair value of the Camino Rojo project loan, Newmont loan and Fresnillo obligation is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Camino Rojo project loan at March 31, 2022 was estimated at $136.7 million (December 31, 2021 – $137.7 million) using a discount rate of 5.0% (December 31, 2021 – 5.0%). The fair value of the Newmont loan at March 31, 2022 was estimated at $11.0 million (December 31, 2021 – $10.5 million) using an exchange rate of 19.99 MXN/USD (December 31, 2021 – 20.58 MXN/USD) and a discount rate of 5.0% (December 31, 2021 – 5.0%). The carrying value of the Fresnillo obligation approximates the fair value as the discount rates on this instrument approximate the Company’s credit risk.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

At March 31, 2022, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$35,038	$35,038	$—	$—	$—	$35,038
Accounts receivable	Amortized cost	301	19	—	—	282	301
Restricted cash	Amortized cost	3,812	—	3,812	—	—	3,812
		$39,151	$35,057	$3,812	$—	$282	$39,151

Financial liabilities
Trade payables	Amortized cost	$3,096	$—	$—	$—	$3,096	$3,096
Accrued liabilities	Amortized cost	10,317	—	—	—	10,317	10,317
Lease obligation	Amortized cost	1,495	—	1,495	—	—	1,495
Camino Rojo project loan	Amortized cost	113,944	—	136,724	—	—	136,724
Newmont loan	Amortized cost	10,976	—	10,976	—	—	10,976
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$177,628	$—	$186,995	$—	$13,413	$200,408

At December 31, 2021, the carrying values and fair values of our financial instruments by category were as follows:

			Fair value
	Classification	Carrying value	Quoted prices in active market for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Approximate fair value due to short term nature of the instrument	Total Fair Value
Financial assets
Cash and cash equivalents	FVTPL	$20,516	$20,516	$—	$—	$—	$20,516
Accounts receivable	Amortized cost	299	16	—	—	283	299
Restricted cash	Amortized cost	3,680	—	3,680	—	—	3,680
		$24,495	20,532	$3,680	$—	$283	$24,495

Financial liabilities
Trade payables	Amortized cost	$5,966	$—	$—	$—	$5,966	$5,966
Accrued liabilities	Amortized cost	5,659	—	—	—	5,659	5,659
Lease obligation	Amortized cost	1,401	—	1,401	—	—	1,401
Camino Rojo project loan	Amortized cost	113,260	—	137,746	—	—	137,746
Newmont loan	Amortized cost	10,293	—	10,533	—	—	10,533
Fresnillo obligation	Amortized cost	37,800	—	37,800	—	—	37,800
		$174,379	$—	$187,480	$—	$11,625	$199,105

Our policy is to determine whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of the reporting period.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

30.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

The Company has issued purchase orders for construction, equipment purchases, materials and supplies, and other services at Camino Rojo. At March 31, 2022, these outstanding purchase orders and contracts totaled approximately $7,769,000 (December 31, 2021 – $8,560,000), which we expect will be filled within the next 12 months.

The Company is committed to making severance payments amounting to approximately $4,170,000 (December 31, 2021 – $3,220,000) to certain officers and management in the event of a change in control. As the likelihood of these events occurring is not determinable, such amounts are not reflected in these condensed interim consolidated financial statements.

Other commitments include $652,000 (December 31, 2021 – nil) related to an office lease with a five-year term which have not yet commenced and $472,000 (December 31, 2021 – nil) related to general and administrative expenses, which we expect will be filled within the next 12 months.

We may, from time to time, be a party to legal proceedings, which arise in the ordinary course of our business. We are not aware of any pending or threatened litigation that, if resolved against us, would have a material adverse effect on our consolidated financial position, results of operations or cash flows.

31.	EVENTS AFTER THE REPORTING PERIOD

(a)	Credit Facility

Subsequent to the reporting period, the Company entered into a Credit Facility which includes a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The proceeds from the Credit Facility were used to repay the existing Project Loan (note 12), with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility will be based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee of 25% of the applicable term SOFR margin. Until September 30, 2022, the Company is subject to an applicable margin of 3.00%.

The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

Upon closing of the Credit Facility, the Company used the new Credit Facility to extinguish the Camino Rojo project loan in full on April 28, 2022. The total payment includes the $125 million principal amount outstanding, interest outstanding, an early repayment premium of $2.5 million and expenses of approximately $0.5 million. This premium will be expensed in the quarter ended June 30, 2022.

ORLA MINING LTD.

Notes to the Condensed Interim Consolidated Financial Statements

Three months ended March 31, 2022 and 2021

(Unaudited - United States dollars, unless otherwise stated. All currency figures in tables are in thousands, except per-share amounts)

(b)	Share issuances

Subsequent to the reporting period, the Company granted stock options and issued common shares pursuant to the exercise of stock options (note 24(a)) and exercise of warrants (note 23(b)).

(c)	Newmont Loan

Newmont provided interest-free loans (note 13) to the Company totaling 219 million pesos which were repayable upon the commencement of commercial production.

Subsequent to the reporting period, on May 6, 2022, we repaid these loans in their entirety.